Press Release
1995 No. 7
JHD/CG


                                 BIC
                             (LOGO OF BIC)



 SOCIETE BIC S.A. PROPOSES TO BUY PUBLIC INTEREST IN ITS BIC
        CORPORATION SUBSIDIARY FOR $36.50 PER SHARE.



      Clichy, France, Societe BIC S.A. today announced a proposal to acquire all of the equity interests in its BIC
Corporation subsidiary (NYSE: BIC) not currently owned by Societe BIC S.A. and members of the Bich family.

     Under the proposed transaction, the public shareholders of BIC Corporation would receive $36.50 a share in cash, or an aggregate of approximately $192 million for the 5,254,396 shares held by the public. BIC Corporation has outstanding 23,559,244 shares of Common Stock, of which Societe BIC S.A. and members of the Bich family own 18,304,848 shares, or approximately 78%.

      The offer is subject to the approval of the Board of Directors of BIC Corporation, receipt of satisfactory confirmation from French tax authorities regarding the French tax consequences of the transaction, and other conditions customary in a transaction of this type.

      The offer also noted that the proposed acquisition price is equivalent to a premium of approximately 20% over the average closing price of BIC Corporation common stock on the NYSE over the 180 trading days ended May 18, 1995.



May 19, 1995